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                                                               Exhibit (a)(1)(Q)

                                                                   PRESS RELEASE

REXAM PLC ("REXAM") SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES OF AMERICAN NATIONAL CAN GROUP, INC. ("ANC")

Rexam, the global consumer packaging company, announces the completion of its cash tender offer for all the publicly held shares of American National Can Group, Inc., the world's No 2 beverage can maker. A total of 54,655,122 shares of ANC common stock were tendered into the offer (including 1,535,267 shares tendered by guaranteed delivery), representing approximately 99.4% of the outstanding shares. Rexam's tender offer for ANC's shares expired on 21 July 2000.

Rexam said it plans to promptly effect a short form merger under which it will acquire 100% ownership of ANC.

The acquisition makes Rexam the world's fifth largest consumer packaging company and the world's No 1 beverage can maker.

                                                                    24 July 2000

ENQUIRIES                                                   +44 (0) 20 7227 4100
Michael Hartnall, Finance Director





Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus packaging solutions for the beauty, healthcare, beverage and food industries around the world. By striving to be the best in its field and understanding customers' opportunities and packaging needs, Rexam will generate profit and growth for the benefit of its shareholders. In all, the Rexam Group employs some 25,000 people in 35 countries worldwide and in 1999 had a turnover of (pound)2,389 million.